Via Facsimile and U.S. Mail
Mail Stop 6010

September 26, 2006

Mr. Thu A. Dang
Vice President, Finance
Cytogen Corporation
650 College Road East, Suite 3100
Princeton, NJ 08540-5308

Re: **Form 10-K for the Fiscal Year Ended December 31, 2005**
Filed March 16, 2006
File No. 000-14879

Dear Mr. Dang:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Position and Results of Operations

Commitments

Contractual Obligations Table, page 65

1.   Please tell us why you have excluded the amounts of your milestones related to your agreements with, for example, AVM, Prostagen and Dow from your contractual obligations table. Refer to Item 303(a)(5) of Regulation S-K.

Critical Accounting Policies and Estimates

Revenue Recognition, page 69

2.   We acknowledge your revenue recognition policy as noted herein and within your "Summary of Significant Accounting Policies" in the accompanying notes to your consolidated financial statements. We believe that your disclosure related to estimates of items that reduce your gross product revenue, which you specify as sales returns, rebates and volume discounts, could be defined and improved. Please provide us with the information that follows in a disclosure-type format.

a)   Describe the effect that could result from using assumptions that are reasonably likely to occur to estimate the items that reduce your gross product revenue other than those upon which you base your current recorded estimates. For example, please provide a range of reasonably likely amounts or another type of sensitivity analysis.

b)   Describe the factors, other than historical trends, that you utilize to estimate your sales returns accrual, such as levels of inventory in your distribution channels; estimated remaining product shelf life; price changes from competitors and introductions of new or generic competing products.

c)   To the extent that the information you consider in b) is quantifiable, discuss both quantitative and qualitative factors and the extent of availability and your use of information from external sources; for example, end-customer demand data compared to inventory levels. In discussing your estimate of product returns, provide additional information regarding the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period.

d)   Discuss any shipments made as a result of incentives and/or in excess of your customers' ordinary course of business inventory levels. For example, on page 32 of your June 30, 2006 Form 10-Q, you disclose that there existed a "build-up" of PROSTACINT inventory during fiscal 2005. Tell us why you believe you have met the conditions of paragraphs 6 and 8 from SFAS No. 48, such that you recognize revenue at time of receipt by wholesalers. In your response, please also address the "other factors" conditions provided by the Staff within SAB No. 104, Topic 13(A)(4)(b).

e)   Please provide us with a roll-forward of each item that reduces your gross revenue for the periods presented that reflects the following:

•   current provision related to sales made in current period;

- current provision related to sales made in prior periods;
- actual returns or credits in current period related to sales made in current period; and
- actual returns or credits in current period related to sales made in prior periods.

f) Finally, include information regarding the amount of and reason for period to period fluctuations within your statement of operations with respect to each item that reduces your gross product revenue. Please also address the effect that changes in your estimates of the items that reduce your gross product revenue had on your results of operations for the applicable periods presented.

3. Please clarify, in disclosure-type format, whether you record your rebates and volume discounts at the time you originally record the related revenue or explain to us your accounting policy and the basis for your policy.

Notes to Consolidated Financial Statements

4. Please expand the applicable notes to your financial statements to provide us with the information required by paragraph 14 of SFAS No. 68, in disclosure-type format, for your agreements with, for example, Prostagen, Dow and AVM. In discussing the terms of each agreement, please also include information regarding the events that trigger any potential future milestone payments there under as well as the amounts of those milestone payments.

Note 5. PMSA Development Company LLC, page F-15

5. Please tell us how you determined it is appropriate to immediately recognize the entire $12.9 million gain incurred upon the sale of your PMSA joint venture interest to Progenics during the three months ended June 30, 2006. Tell us if you have any continuing obligations related to the PMSA joint venture.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant